UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                  ELECTRONIC MANUFACTURING SERVICES GROUP, INC.
                                (Name of Issuer)

                    Common Stock, Par Value $.0025 per Share
                         (Title of Class of Securities)

                                   466086-20-4
                                 (CUSIP Number)

                                 Gerald F. Roach
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
           P.O. Box 2611, Raleigh, North Carolina 27602 (919) 821-6668
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Craig Macnab
         ###-##-####
- -------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]
- -------------------------------------------------------------------
3        SEC USE ONLY
- -------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
- -------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                [ ]
- -------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
- -------------------------------------------------------------------
                                    7       SOLE VOTING POWER
                                            281,171
 NUMBER OF                          _______________________________________
  SHARES                            8       SHARED VOTING POWER
                                            76,170
BENEFICIALLY                        _______________________________________
 OWNED BY                           9       SOLE DISPOSITIVE POWER
                                            281,171
  EACH                              _______________________________________
  PERSON                            10      SHARED DISPOSITIVE POWER
                                            76,170
- -------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            357,341
- -------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                [ ]
- -------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            6.4%
- -------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                            IN
- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

                           Common  Stock,   par  value  $.0025  per  share,   of
                  Electronic Manufacturing Services Group, Inc., a Delaware corporation ("EMSG") whose principal executive offices are located at 6638 Old Wake Forest Road, Raleigh, North Carolina 27604. The principal executive officers of EMSG are (i) Kenneth H. Marks, President and Chief Executive Officer, and
                  (ii) Kenneth L. Marks, Secretary. The business address for Messrs. Marks and Marks is the same as set forth above for EMSG's principal executive offices.

Item 2.  Identity and Background.

                           This Schedule 13D is filed by Craig Macnab, a citizen
                  of the United States ("Macnab"). Macnab is currently employed by MacNeil Advisors. Macnab's business address is 330 Commerce Street, Nashville, Tennessee 37201.

                           Macnab  has not,  during  the last five  years,  been
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violations with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration.

                           Macnab  acquired  his shares in EMSG on July 31, 1996
                  pursuant to the consummation of that certain Agreement and Plan of Merger by and among EMSG, J.A. Industries of North Carolina, Inc. ("Acquisition"), and Kenmar Business Groups, Inc. ("Kenmar") dated as of March 1, 1996 (the "Merger Agreement"). Pursuant to the Merger Agreement, the parties thereto effected a reverse triangular merger whereby Kenmar (which has subsequently changed its name to "EMSG Systems Division, Inc.") became a wholly-owned subsidiary of EMSG, and each share of Kenmar's Common Stock was converted into the right to receive 42.06 shares of unregistered Common Stock of EMSG. At the consummation of the merger pursuant to the Merger Agreement, Macnab owned 5,285 shares of the Common Stock of Kenmar, and his wife Deirdre Macnab owned 700 shares. In addition, MacNeil Advisors, a general partnership of which Macnab is a 50% general partner, owned 1,111 shares of the Common Stock of Kenmar at the consummation of the merger. The sum of these shares, 7,096, was converted into the right to receive 298,457 shares of the Common Stock of EMSG upon the consummation of the merger. Macnab disclaims beneficial ownership of all shares owned by his wife and by MacNeil Advisors.

                           Pursuant  to  two  separate   Employee  Stock  Option
                  Agreements between Macnab and EMSG, each dated as of July 30, 1996, Macnab has an option to purchase an additional 58,884 shares of EMSG Common Stock (16,824 at an exercise price of $1.07 per share and 42,060 at $.06 per share) (the "Macnab Option Agreements").

                           None of the  shares  currently  owned by  Macnab  are
                  subject to any liens or encumbrances.

Item 4.  Purpose of Transaction.

                           Macnab has no current intentions with respect to EMSG
                  other than personal investment.

Item 5.  Interest in Securities of the Issuer.

                           As described above, Macnab acquired 298,457 shares of
                  EMSG Common Stock on July 31, 1996 pursuant to the consummation of the merger contemplated by the Merger Agreement. In addition, pursuant to the Macnab Option
                  Agreements, Macnab has options to purchase an additional 16,824 shares of EMSG Common Stock at an exercise price of $1.07 per share and an option to purchase an additional 42,060 shares of EMSG Common Stock at an exercise price of $.06 per share.

                           Pursuant to the Merger  Agreement,  EMSG entered into
                  an Option Agreement, dated as of July 30, 1996, with Kenmar, Acquisition and Kenneth H. Marks (as representative of the Kenmar shareholders) (the "Option Agreement"). Pursuant to the Option Agreement, the former Kenmar shareholders have a right to purchase 750,000 shares of EMSG Common Stock for an aggregate purchase price of $1 upon the occurrence of any breach of any representation, warranty, covenant, or other obligation of EMSG or Acquisition under the Merger Agreement. In the event the option under the Option Agreement were to be exercised, Macnab would acquire an additional 60,318 shares of EMSG Common Stock, his wife would acquire an additional 7,987 shares of EMSG Common Stock, and MacNeil Advisors would acquire an additional 12,680 shares of EMSG Common Stock.

                           All ownership  percentages set forth herein are based
                  on (i) 5,510,082 shares of EMSG Common Stock outstanding, which was the approximate amount outstanding after the consummation of the merger described above, plus (ii) the 58,884 shares of EMSG Common Stock subject to the Macnab
                  Option Agreements. Such percentages do not include shares issuable pursuant to the Option Agreement upon the occurrence of the conditions described therein.

                           Information concerning the Common Stock ownership and
                  percentage of outstanding shares of Macnab is contained in the cover page to this Schedule 13D and such information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                           As  described  above,  pursuant to the Macnab  Option
                  Agreements, Macnab has the right to purchase 16,824 shares of EMSG Common Stock at an exercise price of $1.07 per share and the right to purchase 42,060 shares of EMSG Common Stock at an exercise price of $.06 per share. Also as described above, Macnab would acquire an additional 60,318 shares of EMSG Common Stock, his wife would acquire an additional 7,989 shares of EMSG Common Stock, and MacNeil Advisors would acquire an additional 12,680 shares of EMSG Common Stock pursuant to the Option Agreement upon the occurrence of the conditions described therein.

Item 7.  Material to Be Filed as Exhibits.


Exhibit           Description                                   Status

   1.     Merger Agreement and all schedules and      Filed as exhibit to Proxy Statement
          exhibits thereto                            dated July 10, 1996
   2.     Macnab Option Agreements                    Attached



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                  Dated:  August 9, 1996




                                                     Craig Macnab